UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2009
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

METAL STORM LIMITED ACN 064 270 006
Convertible Note Interest Payment
Brisbane, AUSTRALIA — 11 June 2009: Metal Storm Limited (ASX trading code: MST and OTC symbol: MTSXY).
Metal Storm Limited advises that the payment of interest on Convertible Notes for the period 1 April 2009 to 30 June 2009 will occur as follows:

Event	Date
1. Record date to identify the Note Holders entitled to receive interest payments on the Convertible Notes (determined in accordance with the Listing Rules)	23 June 2009

2. Interest payment date	30 June 2009
Interest is payable at 10% per annum.
The interest payment for this period is 0.33658 cents for each Convertible Note.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC symbol: MTSXY
Company Contact:
Peter Wetzig — Company Secretary, Metal Storm Limited — Ph: +61 (0) 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia, with an office in Arlington, Virginia. Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system. Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006
Notice regarding Share Purchase Plan
Brisbane, Australia — Monday, 15 June 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
On 11 May 2009, the Company announced it would offer a Share Purchase Plan (SPP) to eligible shareholders to allow them to apply for up to $10,000 worth of new fully paid ordinary shares in the Company (SPP Shares). The SPP will open on 15 June 2009.
Metal Storm was granted an exemption from Parts 6D.2 and 6D.3 of the Corporations Act 2001 (Cth) (Act) (other than sections 736 and 738) by the Australian Securities and Investments Commission in relation to the SPP on 2 June 2009 (Exemption). A condition of the Exemption is that the Company gives ASX this notice before the SPP is offered.
The Company gives notice that:
1.	the Company will be issuing the SPP Shares without disclosure to investors under Part 6D.2 of the Act;

2.	this notice is being given in accordance with the Exemption;

3.	as at the date of this notice the Company has complied with:
(a)	the provisions of Chapter 2M of the Act as they apply to the Company; and

(b)	section 674 of the Act; and
4.	as at the date of this notice, there is no information that is “excluded information” (in accordance with the requirements of subsections 708A(5) and (6) of the Act as if the notice were a notice under paragraph 708A(5)(e) of the Act).

Peter Wetzig
Company Secretary

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Metal Storm Limited
ABN 99 064 270 006

PO Box 3221
Darra Qld 4076
Tel: +61 (0) 7 3123 4700
Fax: +61 (0) 7 3217 0811

Web Site: www.metalstorm.com
Email Address: msau@metalstorm.com
15 June 2009
Fellow Shareholder
Share Purchase Plan
Introduction
Metal Storm Limited is pleased to provide eligible shareholders with an opportunity to participate in its capital raising initiatives through a Share Purchase Plan (SPP). The SPP will be open for subscription from 15 June 2009 through to 30 June 2009.
The SPP is the first step in the refinancing of the Company and provides shareholders with an opportunity to be part of the current capital raising program of the Company. As the Company announced on 11 May 2009, the SPP is a precursor to seeking a larger capital raising and a restructure of the Company’s convertible note debt.
Specific details of the convertible note debt restructure will be distributed to Noteholders and announced on ASX over the coming weeks. I recommend that you read the Noteholder documents if you would like further information about the restructure proposal. The key feature of the Company’s debt restructure proposal is to extend the maturity date of the convertible notes for a further two years. This means that the $20 million debt the Company is liable to pay on 1 September 2009 (unless Noteholders opt to convert their notes into ordinary shares), would be delayed until 1 September 2011.
The SPP is designed to provide the working capital to effect the restructure proposal and to fund the Company while it works towards concluding a larger capital raising.
The SPP is conditional upon a minimum target of $2 million being achieved and Noteholder approval of the restructure proposal. Application monies under the SPP will be held on trust pending the satisfaction of both of these conditions.
If either of these conditions is not met then your application monies will be returned to you. Further if a minimum of $2 million is not raised under the SPP, the Company may not put the restructure proposal to Noteholders.
Harmony Investment Fund Limited, the largest Noteholder, have advised the Company of their intention to vote in favour of the proposal. In addition, the Board do not see any advantages to Noteholders in voting against the proposal.
If both of the above conditions are met, the SPP application monies will be transferred to Metal Storm and SPP participants be issued with their shares. Therefore allotment will not take place until after the Noteholder meeting in late July.
While there is no guarantee that a further capital raising will be successful the Board has reasonable grounds to believe that, provided the SPP is successful, it can complete the larger capital raising activity.
How to participate
The SPP offer is available to shareholders that were recorded on Metal Storm’s share register on 9 June 2009 and to investors that become registered as new shareholders prior to or on 19 June 2009.
Details on how to apply for shares and make payment can be found in the SPP terms and conditions and on the Application Form attached to this document.
All enquiries regarding the SPP should be directed towards the Company’s share registry, Computershare Investor Services on 1300 552 270.

Metal Storm Limited
ABN 99 064 270 006
SPP details
The specific details of the SPP can be found in the attached terms and conditions. Key features of the SPP are outlined below.
The SPP will allow each eligible shareholder to purchase parcels of shares in amounts of:
•	$1,000

•	$2,500

•	$5,000

•	$7,500, or

•	$10,000.
The issue price will be 80% of the higher of:
•	the daily volume weighted average sale price of the Company’s shares sold on ASX during the last five days on which sales of shares are recorded immediately prior to the date of issue of shares under the SPP (not including any transactions defined in the ASX Market Rules as “special”, crossings prior to the commencement of normal trading, crossings during the afterhours adjust phase, nor any overseas trades or trades pursuant to the exercise of options over shares and any other sales which the directors consider may not be fairly reflective of natural supply and demand); and

•	the average closing price of the Company’s shares (excluding special crossings, overnight sales and exchange traded option exercises) during the last five days on which sales of shares are recorded immediately prior to the date of issue of shares under the SPP.
Shares allotted under the SPP will not incur any brokerage or transaction costs.
Metal Storm value proposition
The future value for Metal Storm resides in utilising the Company’s unique stacked round technology in products for military, security and law enforcement customers.
Metal Storm has been listening to these customers. They have highlighted clearly that Metal Storm technology provides particular operational benefits that substantially differentiate the Company from its competition.
The first primary benefit is an extraordinary firepower to weight ratio. Metal Storm is producing lightweight accessory combat weapons that provide semi-automatic firepower at a fraction of the weight of conventional weapons. The Company has also produced multi-barrel 40mm grenade launchers that can fire at burst rates of over 6000 rounds per minute, delivering up to 24 rounds instantaneously to a single target if an overwhelming destructive force is required.
The second primary benefit is the ability to provide less lethal alternative responses as well as lethal responses from the same weapon. For example, using MAUL™ the user can load less lethal ammunition, and can instantly respond with lethal bullets from his assault rifle, or less lethal munitions from MAUL™. With FireStorm™ different ammunition can be loaded into each barrel, giving the user the opportunity to choose which response is most appropriate the instant a threat becomes apparent. In complex environments where threats are often hidden amongst civilian populations, soldiers, security and law enforcement personnel need to respond decisively and immediately to any perceived threat, yet not use lethal force unless the threat is clear and necessary. Selective lethality gives this capability for immediate response, potentially saving the lives of personnel and the civilian population in the conflict area.
In addition to these unique technology benefits, Metal Storm also has commercial benefits. Unlike many other defence companies, Metal Storm has intellectual property that relates to both the weapon and the ammunition. As a result its business model benefits not only weapon sales revenue, but a recurring ammunition revenue that builds year on year provided the overall population of Metal Storm weapons increases.
The current lead products of Metal Storm are outlined below. Variations of them can be applied to provide differentiated benefits for specific customer requirements.
MAUL™ — lightweight 12 gauge modular weapon
MAUL™ is a 12 gauge semi-automatic accessory shotgun that weighs only 800 grams, and fits easily as a module under any combat rifle or on its own stand-alone stock. MAUL™ fires up to 5 rounds before reload, with a fire rate as fast as the user can pull the trigger.
MAUL™ fires a range of lethal, less lethal and door breaching munitions that make it appealing to a broad range of military, law enforcement and border protection agencies. In close combat operations the weapon provides lethal buckshot and large calibre ball ammunition, as well as a door breaching capability. In

Metal Storm Limited
ABN 99 064 270 006
security and law enforcement operations MAUL™ provides a range of less lethal munitions from blunt impact to irritant that increase the response options for personnel to manage a threat. .
MAUL™ was launched with live firing demonstration at the prestigious National Defence Industry Association Small Arms Symposium and range shoot in the Nevada, USA on 20 May. The response from potential customers since then has been overwhelmingly positive and suggests that MAUL™ may quickly become the Company’s lead product.
3GL — 3 shot semi automatic 40mm grenade launcher
The 3GL is a 40mm semi-automatic 3 shot underslung grenade launcher that can be fitted to a soldier’s assault weapon. It carries less than 1lb additional weight penalty over a single shot M203 grenade launcher, while providing three times the firepower before reloading. 3GL allows the shooter to maintain eye contact with the target during an engagement which significantly increases the probability of hit. Further, the semi-automatic capability enables rapid multiple shots to first penetrate cover, such as a light armoured or soft skin vehicle, a window or door opening, then incapacitate targets inside. This capability is simply not achievable with a single shot system
In February 2009 the 3GL achieved certification for safe man-firing using 40mm ammunition with non-explosive warheads. Qualification for man-firing using high explosive 40mm ammunition is currently in progress.
Winning the fire fight on military operations is about the speed and immediate delivery of firepower onto a target and 3GL delivers significant advances in this area with both lethal and non lethal capabilities.
FireStorm™ — remotely operated 40mm multi barrel weapons system
FireStorm™ is a lightweight multi-barrel 40mm remotely operated weapons system developed by Metal Storm to fulfil multiple roles in urban conflict, peacekeeping, convoy and asset protection, and civil crowd control environments.
In September 2008 Metal Storm provided FireStorm™ to the U.S. Marines for test firing by their personnel under a contract with the Marine Corps Systems Command. Less-lethal chemical payload rounds and frangible nose blunt impact chemical dispersion rounds were fired at ranges of 30 metres and 150 metres during the test.
Metal Storm is currently following up a number of enquiries for its key products.
In addition, Metal Storm Inc is pursuing contracts with military customers and major defense contractors where our unique stacked projectile launching technology and component weapon systems can be applied for specific end-user requirements and where these contracts may open up opportunities for Metal Storm weapon sales.
The Company has also entered into a number of strategic partnerships with major companies, including Singapore Technologies Kinetics (STK), iRobot, Electro Optic Systems, and Defence Technologies Inc., where partners provide capabilities such as manufacturing, complementary technology, or access to markets in areas where Metal Storm is not currently active.
Please visit www.metalstorm.com/spp for a succinct overview of key recent announcements, successes, videos and presentations.
The Board encourages you to consider participating in the Share Purchase Plan and thanks you for your ongoing support of the Company.
Yours sincerely

Terry O’Dwyer
Chairman
This document has been prepared for distribution in Australia and New Zealand and may not be released or distributed in the United States. This document does not constitute an offer of securities for sale in the United States or any other jurisdiction outside Australia and New Zealand. Any securities described in this document may not be offered or sold in the United States absent registration under the US Securities Act of 1933 or an exemption from registration.

Metal Storm Limited
ABN 99 064 270 006
SHARE PURCHASE PLAN TERMS AND CONDITIONS
1.	Offer Timetable

Initial Record Date — initial date for determining entitlement to participate	9 June 2009 (7.00pm AEST)
Eligibility Period — the period from the Initial Record Date to the Final Record Date (inclusive). Each day on which sales in Shares were recorded on ASX during the Eligibility Period will be a record date for the purposes of identifying Eligible Members
9 June 2009 (7.00pm AEST) to 19 June 2009 (7.00pm AEST) (inclusive)
Opening Date	15 June 2009
Final Record Date — the final date for determining entitlement to participate	19 June 2009 (7.00pm AEST)
Closing Date	30 June 2009
Announcement Date — announcement of amount raised and Scaleback (if any)	6 July 2009
Refund cheques posted (if Minimum Subscription Amount not achieved)	13 July 2009
Note Holder meeting	31 July 2009
Allotment Date	31 July 2009
Despatch Date — despatch of holding statements for SPP Shares (and refund cheques if there is a Scaleback)	4 August 2009
Quotation Date	6 August 2009
Refund cheques posted (if Noteholder approval is not obtained)	12 August 2009
Metal Storm has a discretion to change, at any time, any of the Closing Date, Announcement Date, Allotment Date, Despatch Date and the Quotation Date to later dates (notwithstanding that the offer has opened, or Application Forms have been received) by lodging a revised timetable with the Australian Securities Exchange (ASX).
2. Eligibility
You are eligible to participate in the Share Purchase Plan (SPP) only if you are recorded in Metal Storm’s share register at any time during the Eligibility Period:
a)	as the registered holder of fully paid ordinary shares in Metal Storm (Shares);

b)	with a registered address in either Australia or New Zealand; and

c)	you do not hold those Shares on behalf of another person who resides outside Australia or New Zealand (Eligible Member).
No person in the United States or a nominee or custodian acting for the account or benefit of a person in the United States will be an Eligible Member.
The Metal Storm Board has determined that it is not practical for holders of Shares resident, or with registered addresses, in other jurisdictions to participate in the SPP.
Trustees or nominees expressly noted on the Metal Storm register as holding Shares on account of a named beneficiary may only apply for the maximum value of $10,000 of SPP Shares for each named beneficiary. An application for SPP Shares, certification or issue of SPP Shares to the trustee or nominee will be taken to be an application or certification by, or an issue to, the named beneficiary. If the Metal Storm register does not record a beneficiary in respect of a trustee or nominee holding, the rules for multiple single holdings apply.
Joint holders of Shares are taken to be a single registered holder of Shares for the purposes of the SPP and the joint holders are entitled to participate in the SPP in respect of that single holding. The certification on the Application Form is taken to be given by the joint holders.
Each offer to Eligible Members is made on the same terms and conditions. The offer is non-renounceable (ie you may not transfer your right to apply for Shares under the SPP to anyone else). If you are not an Eligible Member, but have made an application, a refund cheque will be sent to you after the Allotment Date.

Metal Storm Limited
ABN 99 064 270 006
3. Issue Price
The purchase price for each Share offered for issue under the SPP (SPP Shares) is 80% of the higher of:
a)	the daily volume weighted average sale price of Shares sold on ASX during the last five days on which sales of Shares are recorded immediately prior to the Allotment Date (not including any transactions defined in the ASX Market Rules as “special”, crossings prior to the commencement of normal trading, crossings during the afterhours adjust phase, nor any overseas trades or trades pursuant to the exercise of options over shares and any other sales which the directors consider may not be fairly reflective of natural supply and demand); and

b)	the average closing price of Shares (excluding special crossings, overnight sales and exchange traded option exercises) during the last five days on which sales of Shares are recorded immediately prior to the Allotment Date,
(Issue Price).
The Issue Price represents a discount of 20% to those average prices. You should note that the market price of Shares may rise or fall between the Opening Date and the Allotment Date. This means that the Issue Price may be either higher or lower than the price of Shares at the time the SPP Shares are issued to you.
4. SPP conditions
The SPP will not proceed unless the following conditions are satisfied.
Minimum Subscription Amount
Metal Storm has set a minimum amount of $2 million (Minimum Subscription Amount) to be raised under the SPP. The monies raised from the SPP are intended to assist Metal Storm to fund its operations while it seeks to conclude the restructuring of its finances.
If the Minimum Subscription Amount is raised under the SPP, all application monies will be held on trust, pending the outcome of the Note Holder meeting (discussed below).
If the Minimum Subscription Amount is not obtained:
a)	your application money will be refunded on the date indicated in the Offer Timetable (currently expected to be 13 July 2009); and

b)	you will not be issued SPP Shares.
Note Holder approval
As previously announced, Metal Storm is convening a meeting of its convertible note holders (Note Holders) on 31 July 2009 to consider a restructure proposal containing, among other things, an extension to the maturity date of the convertible notes.
If the resolution is approved by Note Holders, the SPP will proceed in accordance with the Offer Timetable.
If the resolution to effect the restructure proposal is not approved at the Note Holder meeting:
a)	your application money will be refunded on the date indicated in the Offer Timetable (currently expected to be 12 August 2009); and

b)	you will not be issued SPP Shares.
5. No transaction costs
No brokerage, commissions or other transaction costs are payable by shareholders in respect of the acquisition of SPP Shares.
6. Rights attaching to SPP Shares
All SPP Shares will be issued on the same terms as the other ordinary shares in Metal Storm quoted on ASX and, once issued, will rank equally with existing Shares. Metal Storm will apply for the SPP Shares to be quoted on ASX. It is anticipated that the SPP Shares will be quoted on ASX on the Quotation Date.

Metal Storm Limited
ABN 99 064 270 006
7. Number of SPP Shares offered
If you are an Eligible Member, you may apply for SPP Shares to a value of between $1,000 and $10,000 in the following multiples:

$1,000;	$2,500;	$5,000;	$7,500 or	$10,000.
The Issue Price will be used to determine the number of SPP Shares to be allotted to you by dividing the dollar value of your subscription by the Issue Price. For example, if you have subscribed for $5,000 in value of SPP Shares and the Issue Price is $0.04, you will receive 125,000 SPP Shares. In the case of fractional entitlements, the number of SPP Shares allotted will be rounded down to the nearest whole number.
Applications are subject to Scaleback, as described in section 13 below.
8. Maximum applications
In order to comply with the relief granted by the Australian Securities and Investments Commission (ASIC) to Metal Storm under section 741(1) of the Corporations Act 2001 (Cth), the maximum application is for $10,000 of SPP Shares, irrespective of how many Shares you hold on the Record Date. These limits apply to you even if you receive more than one offer from Metal Storm. For example, if you are both a sole and joint Eligible Member, or if you are an Eligible Member with more than one holding under separate accounts, the maximum aggregate amount of SPP Shares applied for must not be more than $10,000.
9. ASX relief
Metal Storm has obtained a waiver from ASX so that the SPP Shares are not counted for the purpose of Listing Rule 7.1 (which restricts issues of capital exceeding 15% in a 12 month period) and directors are able to participate in the SPP (which would otherwise be restricted by Listing Rule 10.11). Shareholder approval is not required for the issue of the SPP Shares.
10. How to apply for SPP Shares
If you would like to apply for SPP Shares, you must:
a)	apply online: apply online by making a payment using BPay®. To do this, you must use the Reference Number shown on your Application Form, which is required to identify your holding. If you make a payment by BPay® you do not need to complete or return an Application Form; or

b)	apply using your enclosed hard copy Application Form: complete the Application Form, attach a cheque or money order drawn in Australian currency on an Australian financial institution, and submit it by mail or in person in accordance with the instructions on the Application Form. Do not forward cash. Receipts for payment will not be issued.
Applications must be received by 5:00pm (Brisbane time) on the Closing Date (currently, 30 June 2009). Applications received after that time may not be accepted.
No interest will be paid on application money held by Metal Storm under any circumstances.
11. Metal Storm’s discretions regarding applications
Metal Storm has a broad discretion to accept or reject your application for SPP Shares, including (without limitation) if:
a)	your Application Form is incorrectly completed or incomplete or otherwise determined by Metal Storm to be invalid;

b)	your cheque or money order is dishonoured or has not been completed correctly;

c)	the cheque or money order that you enclose with your Application Form is not made out for the exact amount of the parcel you have selected on the Application Form;

d)	it appears that you are applying for more than $10,000 (in aggregate) of SPP Shares;

e)	your Application Form, cheque, money order or BPay® payment is received after the Closing Date. While Metal Storm has a discretion to accept late payments, there is no assurance that it will do so. Late payments, if not accepted, will be returned to you at your registered address or refunded; and

f)	Metal Storm believes that you are not an Eligible Member (subject to compliance with any applicable ASIC or ASX requirements).

Metal Storm Limited
ABN 99 064 270 006
12. Effect of applying for SPP Shares
If you apply to participate in the SPP by completing and returning the Application Form or by submitting a BPay® payment:
a)	your application, on these terms and conditions, will be irrevocable and unconditional (it cannot be withdrawn);

b)	you acknowledge that your application monies will be held on trust, pending the receipt of valid applications for the Minimum Subscription Amount and Note Holder approval of the restructure proposal;

c)	you acknowledge that your application monies will be returned if either the Minimum Subscription Amount is not achieved or Note Holder approval of the restructure proposal is not obtained;

d)	you agree to pay the Issue Price per SPP Share up to a maximum of the value you have selected on the Application Form;

e)	you confirm and represent that you are an Eligible Member;

f)	you certify that you have not applied for Shares with an aggregate application price in excess of $10,000 under the SPP, even though you may have received more than one offer under the SPP;

g)	you authorise Metal Storm (and each of its officers and agents) to correct any error in, or omission from, your Application Form and complete the Application Form by the insertion of any missing details;

h)	you acknowledge that Metal Storm may at any time irrevocably determine that your application is valid, in accordance with these terms and conditions, even if the Application Form is incomplete, contains errors or is otherwise defective;

i)	you acknowledge that neither Metal Storm, nor Computershare Investor Services Pty Limited has provided you with any investment advice or financial product advice, and that neither has any obligation to provide this advice;

j)	you acknowledge that Metal Storm is not liable for any exercise of its discretions referred to in these terms and conditions;

k)	irrevocably and unconditionally agree to these terms and conditions and agree not to do any act or thing which would be contrary to the spirit, intention or purpose of the SPP;

l)	you acknowledge that Metal Storm will not be obliged to issue SPP Shares, and that you will not be entitled to be issued SPP Shares, until Metal Storm resolves to allot SPP Shares to you, in whole or in part; and

m)	you agree to be bound by the Constitution of Metal Storm.
13. Oversubscriptions and Scaleback
If Metal Storm receives applications that would require it to issue SPP Shares totalling more than 30% of Metal Storm’s issued share capital on the Allotment Date, it will, in its absolute discretion, reduce the allotments of SPP Shares (compared to parcels applied for) to the extent and in the manner that it sees fit (Scaleback). Preference will be given to Eligible Members who are still Metal Storm shareholders at the time of the Scaleback.
If Metal Storm applies a Scaleback to your allotment, your application monies will be greater than the value of the SPP Shares you will be allotted. In that event, the difference between the value of the SPP Shares you are allotted and your application monies will be refunded to you at your registered address by cheque mailed on the Despatch Date.
14. Rounding of SPP Shares
If you apply for SPP Shares, you will apply for a certain value rather than a certain number of SPP Shares. The number of SPP Shares you will receive will be determined by:
a)	if there is no Scaleback applied to your allotment, dividing the value of the SPP Shares you have applied for by the Issue Price, once it is determined; or

b)	if there is a Scaleback applied to your allotment, dividing the value of the SPP Shares you have been allotted by the Issue Price, once it is determined.
If this calculation produces a fractional number, the number of SPP Shares you will be allotted will be rounded down to the nearest whole number of Shares.

Metal Storm Limited
ABN 99 064 270 006
15. Participation Optional
Participation in the SPP is entirely at your option. If you are in any doubt as to whether you should participate in the SPP or how such participation will affect you (including taxation implications), you should contact a professional adviser. We make no recommendations as to the desirability or otherwise of your participation in the SPP. Once an application has been made it cannot be revoked.
16. Change to SPP
Metal Storm may change, suspend or terminate the SPP or these terms and conditions at any time whether because of a change of law, ASIC requirements or policy or any other circumstance relevant to the SPP or Metal Storm. If Metal Storm does this, it will post a notice on Metal Storm’s website and make an announcement to ASX. Failure to notify shareholders of changes to, suspension or termination of the SPP or these terms and conditions will not invalidate the change, suspension or termination. Metal Storm reserves the right to issue no SPP Shares or fewer SPP Shares than an Eligible Member applies for under the SPP if Metal Storm believes the issue of those SPP Shares would contravene ASIC requirements or policy, any law or any ASX Listing Rule. No interest will be paid on any money refunded. Metal Storm’s rights to change, suspend or terminate the SPP may be exercised by the Board or any delegate of the Board.
17. Governing law
These terms and conditions are governed by the laws in force in Queensland and are to be interpreted in accordance with their spirit, intention and purpose.
18. Dispute Resolution
Metal Storm may settle any dispute in relation to the SPP or these terms and conditions in any manner it thinks fit, whether generally or in relation to any shareholder, applications or Shares. Metal Storm’s decision will be conclusive and binding.
19. Enquiries
If you have any questions in respect of the SPP, please contact the Share Registry, Computershare Investor Services Pty Limited by phone on 1300 552 270.

Metal Storm Limited
Notice of Meeting of Note Holders and
Explanatory Statement
Meeting to be held at Corrs Chambers Westgarth, Level 35, Waterfront
Place, 1 Eagle Street, Brisbane on 31 July 2009
commencing at 11.00 am

THIS NOTICE OF MEETING OF NOTE HOLDERS AND EXPLANATORY STATEMENT IS IMPORTANT
AND SHOULD BE READ IN ITS ENTIRETY. THE MATTERS RAISED IN THIS DOCUMENT WILL AFFECT
YOUR HOLDING OF CONVERTIBLE NOTES IN THE COMPANY.
IF YOU ARE IN DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD SEEK ADVICE FROM
YOUR ACCOUNTANT, SOLICITOR OR OTHER PROFESSIONAL ADVISER WITHOUT DELAY.

Table of Contents

1	Background		6

	1.1	Issue of the Existing Notes	6
	1.2	Current status of product development programs	6
	1.3	Group’s current position	7
	1.4	The Group’s future	7
	1.5	Share purchase plan	7
	1.6	Major capital raising	8

2	The Proposal		8

	2.1	Details of the Proposal	8
	2.2	Approval of Shareholders	9
	2.3	Effect of the Resolution	9
	2.4	Details of the classes of Notes	9
	2.5	New Options	10
	2.6	Charge and Security Trust Deed	10

3	Effect of the Proposal on Note Holders and the Company		10

	3.1	Consequences of amending the Existing Terms and the Trust Deed	11
	3.2	Consequences of not amending the Existing Terms and the Trust Deed	12

4	Directors’ recommendation		12

5	Harmony Investments’ intentions		12

6	Factors to consider		12

	6.1	Factors associated with holding Notes	13
	6.2	Company specific factors	14

7	Trading of the Shares and Existing Notes		15

8	Trustee’s disclaimer		15

9	Resolution: Approval of amendment to Existing Terms and Trust Deed and approval of Charge and Security Trust Deed		15

	9.1	Amendment Deed	15
	9.2	Amendment to the Existing Terms	16
	9.3	Amendments to the Trust Deed	16
	9.4	Access to the Amended Terms and Trust Deed with proposed amendments	17
	9.5	Trustee consent	17
	9.6	Approval of the Charge and Security Trust Deed	17

Schedule 1			20

Schedule 2			23

Schedule 3			25

Schedule 4			26

Notice of Meeting of Note Holders
Metal Storm Limited

Notice of Meeting of Note Holders
Notice is hereby given that a meeting of Note Holders of Metal Storm Limited will be held at Corrs Chambers Westgarth, Level 35, Waterfront Place, 1 Eagle Street, Brisbane on 31 July 2009 commencing at 11.00 am EST.
Business

Resolution:	Approval of amendments to the Existing Terms and Trust Deed and approval of the Charge
To consider and, if thought fit, pass the following as an Extraordinary Resolution:
That, subject to the satisfaction of the Condition set out below, for the purposes of:
(a)	clauses 15.11(c), 15.11(d), 15.11(h) and 17.1(e) of the Trust Deed and for all other purposes, Note Holders:
(i)	approve the modification of the Existing Terms, by amending the Existing Terms in the manner generally described in the Explanatory Statement and as detailed in the Amendment Deed produced at the meeting;

(ii)	approve the modification of the Trust Deed, by amending the Trust Deed as in the manner generally described in the Explanatory Statement and as detailed in the Amendment Deed produced at the meeting; and

(iii)	authorise the Trustee to effect the amendments to the Existing Terms and the Trust Deed by executing the Amendment Deed; and
(b)	the definition of Permitted Encumbrance, clauses 6.5 and 15.11(a) of the Trust Deed and for all other purposes, Note Holders:
(i)	approve the Charge as a Permitted Encumbrance; and

(ii)	authorise the Trustee to execute the Charge and the Security Trust Deed.
Condition:
If ASX requires the Company to seek Shareholder approval of the amendment of the Existing Terms in the manner described in the resolution, the approval of Note Holders of the resolution is subject to the Company obtaining that Shareholder approval.
The condition will be satisfied if ASX advises prior to the date of the Note Holder meeting that it does not require Shareholder approval.

Notice of Meeting of Note Holders
Metal Storm Limited

Explanatory Statement
The accompanying Explanatory Statement forms part of this Notice of Meeting and should be read in conjunction with it.
The Glossary in the Explanatory Statement contains definitions of capitalised terms used in this Notice of Meeting and the Explanatory Statement.
Voting entitlements
Pursuant to clause 15.12 of the Trust Deed, a Note Holder will be entitled to vote at the meeting if that Note Holder is recorded in the register of Note Holders as at 7:00 pm EST on 29 July 2009.
Chairman of the meeting
Pursuant to clause 15.4(a) of the Trust Deed, the Company nominates Terry O’Dwyer to be the Chairman of the meeting.
Voting at the meeting
Pursuant to clause 15.7(d) of the Trust Deed, the Resolution, as an Extraordinary Resolution, must be determined by a poll. On a poll every Note Holder present (either personally, by proxy, attorney or corporate representative) will have one vote for every complete $1.00 in nominal value of Notes in their name in the register of Note Holders. The nominal value is $0.135 per Note. By way of example, if you hold 10,000 Notes, you will have 1,350 votes at the meeting.
In the case of jointly registered Note Holders, the vote of the first Note Holder named in the Register, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint Note Holders.
Proxies
A Note Holder is entitled to appoint another person (whether a Note Holder or not) as their proxy to attend and vote in their stead at the meeting.
A proxy has the same right as the Note Holder to speak at the meeting, including the right to demand or join in demanding a poll.
An instrument appointing a proxy must be in writing and signed by the appointor or their attorney, or if the appointor is a corporation, executed in accordance with the Corporations Act, or by its attorney.
The enclosed proxy form provides further details on appointing proxies and lodging proxy forms. If a Note Holder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its corporate representative the appointment must be effected in the manner specified below.
Clause 15.10 of the Trust Deed requires that all completed proxy forms (including any supporting materials) must be received by the Company at its share registry at the address or facsimile number set out in the proxy form before 11:00 am EST on 29 July 2009. Any proxy form (including any supporting materials) received after this time will not be valid.

Notice of Meeting of Note Holders
Metal Storm Limited
Corporate Representative
Any corporate Note Holder who has appointed a person to act as its corporate representative at the meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that company’s representative. The authority may be sent to the Company or its share registry in advance of the meeting or handed in at the meeting when registering as a corporate representative. An Appointment of Representative Form is available from the Company’s share registry if required.
By order of the Board of Directors
P R Wetzig, FCIS
Company Secretary
Metal Storm Limited
17 June 2009

Explanatory Statement
This Explanatory Statement has been prepared for the information of Note Holders in relation to the business to be conducted at the meeting of Note Holders on 31 July 2009.
This Explanatory Statement is provided to Note Holders to assist them in deciding how to vote on the Resolution in the Notice of Meeting.
This Explanatory Statement should be read in conjunction with the Notice of Meeting. Capitalised terms in this Explanatory Statement are defined in the Glossary.
1	Background

1.1	Issue of the Existing Notes
The Company and the Trustee entered into the Trust Deed under which a total of 203,703,704 Existing Notes were issued pursuant to a pro rata renounceable rights issue offer on 1 September 2006 to Shareholders and Harmony Investments as a sub-underwriter of the issue.
The Existing Notes were issued to fund the advancement of the Group’s commercialisation strategy and to finance specific product development programs.
The general terms of issue of the Existing Notes are as follows:
(a)	the face value of each Existing Note is $0.135;

(b)	the Existing Notes have a maturity date of 1 September 2009;

(c)	each Existing Note can be converted into Shares at the lesser of $0.135 per Share or 90% of the volume weighted average price of Shares during the 30 business day period preceding conversion; and

(d)	the Existing Notes bear interest at a rate of 10% per annum, with interest payable quarterly.
As at the date of this Explanatory Statement, the Company has 143,268,195 Existing Notes on issue.
1.2	Current status of product development programs
The Group is actively developing the following products:
(a)	3GL — a semi-automatic 3 shot 40mm modular under-barrel grenade launcher;

(b)	FireStorm™ — a 4 barrel 16 shot 40mm remotely operated weapon system;

(c)	MAUL™ — a semi automatic 18mm (12 gauge) multi-shot accessory under-barrel launcher; and

(d)	a range of 40mm and 18mm lethal and less lethal ammunition.
Schedule 1 provides further details about the products, their competitive selling proposition and the current status of their development.
The Directors expect that either or both of the 3GL and the MAUL™ will be available for production purposes within 18 months.

1.3	Group’s current position
The Group’s financial position as at the date of this Explanatory Statement is as follows:
(a)	the Group had approximately $1.6 million in cash;

(b)	without a cash injection, the Directors anticipate that the Group would exhaust its cash resources prior to the maturity of the Existing Notes;

(c)	at the Maturity Date, the Group will be liable to repay Note Holders approximately $19.3 million, unless the Note Holders opt to convert all of their Existing Notes into Shares, or agree to extend the Maturity Date; and

(d)	given the Group’s current financial position, it seems unlikely that a substantial number of Existing Notes (which are debt securities) will be converted to Shares (which are equity securities and rank behind debt securities) before the Maturity Date.
Therefore the Group has insufficient funds to repay the Face Value of the Existing Notes on the Maturity Date.
1.4	The Group’s future
In order for the Group to have a viable future:
(a)	the Group needs to raise short term cash enable it to continue to operate and put the Resolution to the Note Holders and to find an equity investor (see section 1.5);

(b)	the Maturity Date of the Notes needs to be extended and the Group must reduce the amount of cash spent on interest payments on the Notes (see section 2); and

(c)	the Group needs to obtain a further equity investment prior to the date when existing cash and SPP funds are exhausted to enable it to continue in operation (see section 1.6).
1.5	Share purchase plan
On 15 June 2009 the Company offered its Shareholders an opportunity to participate in a SPP. The SPP will allow each Shareholder to subscribe for up to $10,000 of Shares. It is currently proposed that the SPP will close on 30 June 2009.
The Company is seeking a minimum of $2 million under the SPP. The funds raised under the SPP will be held on trust.
If less than $2 million is received under the SPP, the Company will withdraw the Resolution and the subscription monies received under the SPP will be returned to Shareholders.
Shares will not be issued under the SPP unless Note Holders pass the Resolution and if required, Shareholder approval is obtained (see section 2.2). If the Resolution is not passed or Shareholder approval (if required) is not obtained, the subscription monies received under the SPP will be returned to Shareholders.

Provided that the Resolution is approved as required, the funds raised under the SPP will be used to fund the Group’s operations until a major capital raising can be finalised.
1.6	Major capital raising
In addition to the SPP, the Company has been pursuing a major capital raising and seeking other sources of equity. Those opportunities are advancing but are not certain at this time.
Without a major capital raising, the Group cannot continue in operation. The Company expects that the combination of the SPP, the Proposal and a major capital raising will enable the Group to get one or more of the products to a production-ready stage and commence the marketing process. For the Company to get to that stage, it is expected to need a further $10-$15 million of additional capital from the SPP and subsequent raising. The amount required is difficult to forecast due to the nature of the Company’s research and development activities.
A significant capital raising will dilute the holdings of the Company’s current Shareholders. Shareholder approval for the issue of equity securities for the capital raising will be required under both the ASX Listing Rules and the Corporations Act.
2	The Proposal

2.1	Details of the Proposal
Note Holders are being asked to consider and approve:
•	amendments to the Existing Terms;

•	various consequential amendments to the Trust Deed;

•	the Charge; and

•	the entry by the Trustee into the Charge and the Security Trust Deed.
It is proposed that:
(a)	the Maturity Date of the Existing Notes will be extended to 1 September 2011;

(b)	the Existing Notes will be divided into two classes, Secured Notes and Interest Bearing Notes;

(c)	Note Holders will hold Interest Bearing Notes unless they elect to hold Secured Notes. The Interest Bearing Notes will be the same as the Existing Notes except the maturity date will be 1 September 2011;

(d)	Note Holders will be issued New Options if they elect to hold Secured Notes; and

(e)	a charge be granted over all of the assets of the Company to secure the obligations of the Company in respect of the Secured Notes,
(collectively, the Proposal).
For more detailed information, please refer to:
Schedule 2: Summary of proposed amendments to the Existing Terms;

Schedule 3: Key provisions of the Charge and the Security Trust Deed; and
Schedule 4: New Option terms.
The purpose of this Note Holder meeting is to facilitate the necessary changes to the Existing Terms and the Trust Deed and to approve the Charge and ancillary documents to permit the Proposal to proceed.
2.2	Approval of Shareholders
The Company is consulting with ASX regarding the Proposal. ASX is considering whether the amendment of the Existing Terms requires Shareholder approval. The Company’s discussions with ASX were ongoing at the time the Explanatory Statement was printed.
It is a condition of the Resolution that if required by ASX, Shareholders approve the amendment of the Existing Terms by ordinary resolution at a general meeting. This means that even if Note Holders approve the Resolution, the amendments will not become effective unless the condition is satisfied.
If ASX advises it does not require Shareholder approval be obtained, the condition will be satisfied.
If a meeting of Shareholders is required:
(a)	It is proposed, to hold it around the same time as the meeting of Note Holders;

(b)	a copy of the notice of general meeting of Shareholders will be available for inspection during business hours prior to the meeting at the registered office of the Company at 4/848 Boundary Road, Richlands, Queensland 4077. Alternatively, a copy will be available on the Company’s website (www.metalstorm.com) or at ASX’s company announcements platform (www.asx.com.au — ASX ticker code MST) by accessing the notice of general meeting of Shareholders.
2.3	Effect of the Resolution
If the Resolution is passed it will not become effective unless ASX advises it does not require Shareholder approval of the proposal or if it is required that approval is obtained. If the Resolution does become effective and the condition satisfied, the Maturity Date will be extended to 1 September 2011 and the Existing Notes will become Interest Bearing Notes. All Note Holders will hold Interest Bearing Notes. Note Holders will subsequently be given an opportunity to elect to hold Secured Notes instead of Interest Bearing Notes. This is a separate process which will take place after the Resolution becomes effective. If you do not elect to hold Secured Notes then you will continue to hold Interest Bearing Notes. Further information will be provided in early August 2009 to assist Note Holders in making their decision.
See section 3.1 for the consequences of amending the Existing Terms and the Trust Deed.
2.4	Details of the classes of Notes
The Interest Bearing Notes will be the same as the Existing Notes except the maturity date will be 1 September 2011. This means that the Interest Bearing Notes continue to bear interest at 10% per annum on their Face Value, paid quarterly.

The Secured Notes will not bear interest. However, Note Holders who elect to hold Secured Notes will:
(a)	have the benefit of the Company’s obligations in respect of the Secured Notes being secured by the Charge; and

(b)	receive a one-off issue of New Options of 5 options for each 7 Secured Notes they hold.
Note Holders will still be able to convert their Notes into Shares once every quarter.
The Interest Bearing Notes will continue to be quoted on ASX with the same code MSTG. The Company will seek quotation of the Secured Notes provided the ASX spread requirements can be satisfied. If granted quotation, the Secured Notes will trade under a new code, which will be advised by ASX.
Section 9 below provides further information on the Resolution and the proposed amendments to the Existing Terms and the Trust Deed.
2.5	New Options
The Company will make an issue of New Options to the holders of Secured Notes as an incentive to elect to hold the Secured Notes instead of Interest Bearing Notes. The New Options will not be stapled to the Secured Notes and will be able to be separately traded.
The Company will issue a prospectus as part of the election process which will provide further details about the New Options. Note Holders who decide to hold Secured Notes will need to complete the application form that will be in or will accompany the prospectus. The prospectus is expected to be dispatched in early August 2009.
See schedule 4 for the terms and conditions of the New Options.
2.6	Charge and Security Trust Deed
The Company will grant a charge in favour of the Trustee to secure the obligations of the Company to repay the Face Value of the Secured Notes.
The Company and the Trustee will enter into the Charge and the Security Trust Deed.
See schedule 3 for the key provisions of the Charge and the Security Trust Deed.
3	Effect of the Proposal on Note Holders and the Company
This section sets out some of the possible effects on the Company and the Note Holders in relation to their holding of Notes if the Resolution is approved and the Condition is satisfied and the Existing Terms and the Trust Deed are amended.

3.1	Consequences of amending the Existing Terms and the Trust Deed
(a) Repayment of Face Value of Notes
If the Maturity Date is extended, the Company will not be required to repay the Face Value of the Existing Notes (being approximately $19.3 million in aggregate) until 1 September 2011.
(b) Note Holder election
Note Holders will get an opportunity to hold Secured Notes instead of Interest Bearing Notes. See section 2.3 for further details.
(c)	Interest
The amendments include an extension of the Maturity Date. This means that Interest Bearing Note Holders will have an opportunity to be paid interest for a further two years on a quarterly basis.
The Company has, up to the date of this Explanatory Statement, paid interest on the Existing Notes without default when it has become payable under the Existing Terms.
No interest will be payable on the Secured Notes. This means that, depending on the number of Secured Note Holders, the Company may reduce its ongoing interest commitment.
Harmony Investments has advised the Company that if the Resolution becomes effective it intends to elect to hold Secured Notes instead of Interest Bearing Notes (see section 5). This means that the Company’s interest liability will be reduced by approximately 66% which equates to approximately $319,130 each quarter.
(d)	Tax consequences
There are no specific tax consequences for the Note Holders arising from the extension of the Maturity Date.
Further information about the tax consequences of holding the Secured Notes instead of the Interest Bearing Notes will be provided in the prospectus, expected to be dispatched in early August.
(e)	Conversion of Notes to Shares
All Note Holders will retain an ability to convert their Notes to Shares on a quarterly basis. A Note Holder who holds more than 5% of the Notes on issue (whether Interest Bearing Notes, Secured Notes or a combination of both) may also convert at least 250,000 of their Notes to Shares at any time.
(f)	Issue of New Options
New Options will be issued to Note Holders who elect to hold Secured Notes. The New Options will not be quoted on ASX.

3.2	Consequences of not amending the Existing Terms and the Trust Deed
If the Existing Terms and the Trust Deed are not amended then the terms of the Existing Notes will remain unchanged. The Maturity Date will remain unchanged and the Company will continue to pay interest on the Existing Notes until their redemption or conversion on the Maturity Date.
The Company does not currently have sufficient funds to repay the Face Value of the Existing Notes on the Maturity Date. The SPP will not raise sufficient funds to repay the Existing Notes on the Maturity Date. For this reason, any subscription monies under the SPP will be repaid to Shareholders if the Resolution or Shareholder approval (if required) is not obtained.
As noted in section 1.6, the Company is seeking a major injection of capital. However no proposal has been finalised and a significant capital raising will require Shareholder approval. It will therefore not be possible to finalise a capital raising before the Maturity Date.
If the Resolution does not become effective then the Board acknowledges that it is unlikely that the Company will continue as a going concern past the Maturity Date.
The Company will not have sufficient funds to repay the Notes.
4	Directors’ recommendation
None of the directors of the Company directly hold Existing Notes.
John Nicholls was appointed as a Director of the Company in September 2006 pursuant to an agreement with Harmony Investments. Harmony Investments is the largest holder of Existing Notes holding 97,902,659 Notes. See section 5 for a statement of Harmony Investments’ intentions in relation to the Resolution and the election regarding holding Secured Notes. Notwithstanding his relationship with Harmony Investments, Mr Nicholls considers it is appropriate for him to make a recommendation to Note Holders about the Resolution.
The Directors unanimously recommend that Note Holders vote in favour of the Resolution.
5	Harmony Investments’ intentions
As noted above, Harmony Investments is the beneficial holder of 97,902,659 Existing Notes. Harmony Investments has advised the Company that it intends to:
(a)	direct its nominee to vote in favour of the Resolution; and

(b)	if the Resolution becomes effective, to elect to hold Secured Notes instead of Interest Bearing Notes.
6	Factors to consider
The Directors do not believe there are any advantages in Note Holders voting against the Resolution.

However, there are a number of factors, both specific to the Company and of a general nature, which may affect the future operating and financial performance of the Company, the value of the Secured Notes and Interest Bearing Notes and the Company’s ability to repay the Notes at maturity. These factors should be considered by Note Holders when deciding whether to approve the Resolution, the effect of which includes the extension of the Maturity Date by two years.
This section 6 provides a summary of some of these factors but should not be regarded as exhaustive. Note Holders should carefully consider these factors in conjunction with other information contained in this Explanatory Statement and their own taxation and financial circumstances before deciding how to vote on the Resolution. It may be appropriate for Note Holders to seek professional advice before deciding whether to vote in favour of the Resolution.
6.1	Factors associated with holding Notes
(a)	Financial market conditions
The market price of the Notes may fluctuate from now until their extended maturity date under the Amended Terms due to factors such as interest rates, general movements in the Australian and international markets, investor sentiment, global and regional economic conditions, movements in the price of the Shares and factors which may affect the Company’s financial performance and position.
(b)	Failure to maintain quotation of Interest Bearing Notes
The Company may not be able to maintain quotation of the Interest Bearing Notes if a large number of Note Holders elect to hold the Secured Notes. If they are not quoted, the Interest Bearing Notes will not be as easily transferable as the Existing Notes.
(c)	Quotation of the Secured Notes
If the Resolution becomes effective, the Secured Notes may not qualify for quotation on ASX if the spread requirements are unable to be satisfied. If they are not quoted, the Secured Notes will not be as easily transferable as the Existing Notes.
If the Secured Notes are able to be quoted on ASX, the market is likely to be less liquid than for the Existing Notes. The New Options will not be stapled to the Secured Notes. New Options will only be issued to Note Holders at the time of election process as an incentive to hold Secured Notes. This may make the Secured Notes less attractive to potential buyers.
Note Holders who elect Secured Notes during the election process may be unable to sell their Secured Notes on market at an acceptable price, or at all if insufficient liquidity exists in the market for Secured Notes.
(d)	Transferability of New Options
New Options will not be easily transferable as they will not be quoted on ASX.
(e)	Interest Bearing Notes unsecured debt
The Interest Bearing Notes will be an unsecured debt obligation of the Company which ranks equally with all other ordinary unsecured creditors of the Company. In any winding up of the Company, Interest Bearing Note Holders will rank behind secured creditors, including the Secured Note Holders, and any future secured lenders to the Company.
If the Company is wound up, Interest Bearing Note Holders will only have a right to receive repayment of the Face Value and interest after all secured creditors, and any unsecured creditors preferred by law, have been paid in full. In the event of a shortfall of funds on a winding up of the Company, there is a risk that Interest Bearing Note Holders will not receive full repayment of their Face Value or any outstanding amount such as accrued interest.
As the Interest Bearing Notes are a debt security, the obligation to pay the Face Value and accrued interest will rank ahead of any repayment of capital to Shareholders in the event of a winding up.
(f)	Priority of Secured Notes
The Secured Notes will be a secured debt obligation of the Company which ranks ahead of the Interest Bearing Notes. The Secured Notes will also rank ahead of all unsecured creditors of the Company, excluding unsecured creditors preferred by law. In the event of a default event under the Charge, the Trustee on behalf of the Secured Note Holders can enforce the Charge and appoint a receiver to the Company. Examples of default events are:
(i)	a failure by the Company to pay interest on the Interest Bearing Notes;

(ii)	the Company ceasing to carry on business; or

(iii)	the Company entering into an arrangement or composition with its creditors.
(g)	Interest rate
The interest rate for the Interest Bearing Notes under the Amended Terms continues to be a fixed rate of 10% per annum. The market for interest rates may be volatile and there is a risk that the general level of interest rates may increase during the period the Notes are on issue. This may make the interest rate of 10% per annum on the Interest Bearing Notes less attractive when compared to the other rates of return on comparable securities.
6.2	Company specific factors
(a)	Failure to raise funds required
The Company is pursuing a major capital raising and seeking other sources of equity. Several of those opportunities are advancing but given the present condition of the capital markets there is no certainty that funds will be able to be raised. If these funds cannot be raised then the Company may not have sufficient funds to repay the Face Value of the Notes on the extended maturity date of 1 September 2011 or to stay solvent in the meantime.
The Group is unlikely to have generated sufficient revenue to repay the Notes by 1 September 2011. If production commences, the Group will have additional cash flow to cover expenses. This may also lead to a favourable effect on the Share price which may encourage Note Holders to convert their Notes into Shares. However it is likely that a further re-financing of the Notes or an additional capital raising may be required at that time to repay the Notes.
(b)	Inability to commercialise products
The Group’s technology requires further investment, research, development and testing prior to any commercial sales. The Group does not currently derive any revenue from the commercial sale of any applications of its technology.
The Group cannot be sure of the extent to which the technology or any products it develops will be able to penetrate the potential markets for defence, law enforcement or other commercial application or gain market acceptance.
Even if they perform successfully in research and evaluation trials, it is also not yet known whether the Group will be able to fully develop or commercialise its technology and products.
7	Trading of the Shares and Existing Notes
Over the last three months, the Shares have traded between $0.024 and $0.040. Over the same period, the Existing Notes have traded between $0.071 and $0.120.
8	Trustee’s disclaimer
The Trustee has not authorised or caused the issue of the Notice of Meeting or this Explanatory Statement. Neither the Trustee nor any member of the group of companies of which the Trustee is a member, makes any representation as to the truth or accuracy of the contents of these documents other than the parts which refer directly to the Trustee.
The Trustee does not make any representation regarding or accept any responsibility for any statements or omissions in or from any other parts of these documents, other than the parts of these documents which refer directly to the Trustee or which refer to the provisions of the Trust Deed. The Trustee has relied upon the Company for the accuracy of the contents of these documents.
Neither the Trustee nor any member of the group of companies of which the Trustee is a member makes any representations as to any particular return.
9	Resolution: Approval of amendment to Existing Terms and Trust Deed and approval of Charge and Security Trust Deed
9.1	Amendment Deed
To effect the Proposal, the Existing Terms and the Trust Deed need to be amended. The Amendment Deed will effect the amendments to the Existing Terms and the Trust Deed. The Amendment Deed will be executed by the Company and Trustee if the Resolution becomes effective. Section 3.2 above sets out the consequences if the Resolution is not passed or the Condition is not satisfied.

There have also been a number of non-material amendments made to the Existing Terms and the Trust Deed to:
(a)	correct minor drafting and typographical errors which have no effect on the meaning of the Existing Terms or the Trust Deed; and

(b)	update references to entities and rules whose details have changed since the Existing Terms first came into effect.
As stated in the Notice of Meeting, the resolution to amend the Existing Terms and the Trust Deed is an Extraordinary Resolution that must be determined by a poll. In accordance with clause 15.8 of the Trust Deed, a poll will be taken in such manner as the Chairman directs.
9.2	Amendment to the Existing Terms
A detailed summary of the material amendments to the Existing Terms is set out in Schedule 2.
Section 9.4 below provides details on how to obtain or access a copy of the Existing Terms containing all proposed amendments.
9.3	Amendments to the Trust Deed
Most of the proposed amendments to the Trust Deed are a consequence of the amendments to the Existing Terms. None of the proposed amendments are material.
Accordingly, a summary of the amendments to the Trust Deed is not provided in this Explanatory Statement. However, the consequences of the significant changes are discussed below.
See section 9.4 below for details on how to obtain or access a copy of the proposed amendments to the Trust Deed.
(a)	Permitted Encumbrance
The Trust Deed will be amended to add the following Permitted Encumbrance:
“the fixed and floating charge over the assets of the Company in favour of the Trustee on behalf of certain Note Holders approved by Note Holders on 31 July 2009”
This amendment will record the passing of the Resolution. This means that the amendment to include the Charge as a Permitted Encumbrance under the Trust Deed will not be made if the Resolution does not become effective.
(b)	Passing resolutions in the future
Under the Trust Deed, Note Holder resolutions must be passed by the necessary majority of all Note Holders.
If the Resolution becomes effective and the Notes are divided into Secured Notes and Interest Bearing Notes, resolutions will still have to be passed by all Note Holders. If a particular resolution affects one class of Notes differently from the other, it will also have to be passed by a resolution of the affected class.

(c)	Note Holder communications
The Trust Deed will be amended to permit notices to be given to Note Holders electronically. This amendment will allow the Company to give Note Holders the option to participate in the election process and to receive future communications using electronic means.
9.4	Access to the Amended Terms and Trust Deed with proposed amendments
A full copy of each of the Amended Terms and Trust Deed with the proposed amendments marked is available for inspection during business hours prior to the meeting at the registered office of the Company at 4/848 Boundary Road, Richlands, Queensland 4077. Alternatively, the Company will provide a copy of the Amended Terms and Trust Deed with the proposed amendments marked free of charge to any person who requests a copy before the date of the meeting.
A copy of each of the Amended Terms and the Trust Deed with the proposed amendments is also available on the Company’s website (www.metalstorm.com) or at ASX’s company announcements platform (www.asx.com.au — ASX ticker code MST).
9.5	Trustee consent
Prior to this meeting, the Company has consulted with the Trustee and obtained its consent to the proposed amendments to the Existing Terms and the Trust Deed.
9.6	Approval of the Charge and Security Trust Deed
Clause 6.5 of the Trust Deed provides that while there are any Notes on issue, the Company must ensure no encumbrance or other security interests exist over the Company except for “Permitted Encumbrances”. A Permitted Encumbrance includes an encumbrance or other security interest which has been approved by Note Holders by way of an Ordinary Resolution.
While the Trust Deed requires a Permitted Encumbrance to be approved by an Ordinary Resolution only, the Company has included the approval of the Charge and the entry by the Trustee into the Charge and the Security Trust Deed as part of the Resolution. This is because the Proposal is entire package which should be considered as such by the Note Holders. As stated in the Notice of Meeting, the Resolution must be passed as an Extraordinary Resolution.
If the Resolution becomes effective, the Trust Deed will be amended to record the Charge as a Permitted Encumbrance. See section 9.3(a) for further details.
The Trustee will also enter into the Security Trust Deed on behalf of the Secured Note Holders.

Glossary
In this Explanatory Statement, the following terms have the meanings below unless the context otherwise requires:

Amended Terms	the terms which will govern the Secured Notes and the Interest Bearing Notes if the Resolution becomes effective

Amendment Deed	a deed between the Trustee and the Company to amend the Trust Deed and Existing Terms to give effect to the Proposal and tabled at the meeting

ASIC	Australian Securities and Investments Commission

ASX	ASX Limited ACN 008 624 691 or where the context requires, the securities exchange it operates

Charge	the fixed and floating charge over the assets of the Company in favour of the Trustee for the benefit of the Secured Note Holders, securing the obligations of the Company to repay the Face Value of the Secured Notes, to be executed on or about the date of the meeting and tabled at the meeting

Company	Metal Storm Limited ABN 99 064 270 006

Corporations Act	Corporations Act 2001 (Cth)

Existing Notes	the unsecured notes which are convertible into Shares, issued pursuant to the Trust Deed on or about 1 September 2006

Existing Terms	terms which govern the Existing Notes

Extraordinary Resolution	a resolution approved at a meeting of Note Holders by Note Holders entitled to cast not less than 75% of the votes of all Note Holders present or represented and voting at a meeting

Face Value	$0.135 per Note

Group	the Company, its wholly-owned subsidiaries and Metal Storm Inc.

Harmony Investments	Harmony Investment Fund Limited and/or Harmony Capital Partners as the context requires

Interest Bearing Notes	Notes which bear interest which are convertible into Shares and with the rights set out in the Amended Terms

Maturity Date	the maturity date of the Existing Notes as stated in the Existing Terms, being 1 September 2009

New Options	options to be issued to holders of Secured Notes, the terms and conditions of which are set out in schedule 4

Note Holders	persons whose names are entered in the register of Existing Notes, Secured Notes or Interest Bearing Notes, as the context requires, maintained by or on behalf of the Company

Notes	the Existing Notes, the Secured Notes and the Interest Bearing Notes or any of them as the context requires

Ordinary Resolution	a resolution passed at a meeting of Note Holders by Note Holders entitled to cast not less than 50% of the votes of all Note Holders present or represented and voting at a meeting

Permitted Encumbrance	has the meaning given in the Trust Deed

Proposal	has the meaning given in section 2.1

Resolution	the resolution required to effect the Proposal that is set out in full in the Notice of Meeting

Secured Notes	Notes which are secured by the Charge, which are convertible into Shares and with the rights set out in the Amended Terms

Security Trust Deed	the trust deed between the Company and the Trustee pursuant to which the Trustee has powers to among others, enforce the Charge for the benefit of the Secured Note Holders, to be executed on or about the date of the meeting and tabled at the meeting

Shareholders	persons whose names are entered in the register of Shares, maintained by or on behalf of the Company

Shares	fully paid ordinary shares in the capital of the Company

SPP	share purchase plan

Trust Deed	Metal Storm Convertible Notes Trust Deed dated 11 July 2006 between the Company and the Trustee

Trustee	ANZ Trustees Limited ABN 33 006 132 332 (formerly known as ANZ Executors & Trustee Company Limited)

Schedule 1
Current status of product development programs
3GL
The 3GL was developed to overcome many of the deficiencies of existing 40mm shoulder fired grenade launchers. Most current 40mm underslung grenade launchers are single shot. Multi-shot grenade launchers are heavy, bulky and in practice do not permit the soldier to also carry an assault rifle.
The 3GL is a semi-automatic 3 shot underslung grenade launcher that can be fitted to a soldier’s assault weapon. It carries less than 1lb additional weight penalty over a single shot M203 grenade launcher, while providing three times the firepower before reloading. This cannot be achieved using conventional weapons technology, as the mechanical auto-reload system would add many additional pounds and increase the size to the point where an underslung weapon would be impractical for the soldier on the battlefield.
Development of the 3GL has been underway for over two years. In February 2009, after extensive development and testing as a part of the Joint Collaboration Agreement with Singapore Technologies Kinetics, the 3GL achieved certification for safe man-firing using 40mm ammunition with non-explosive warheads.
Qualification for man-firing using high explosive 40mm ammunition will follow once the ammunition itself completes qualification. A more ruggedised version of the 3GL is currently undergoing the final stages of development as part of a spiral development process. Once complete, the enhanced 3GL will undertake the environmental and operational testing required to qualify it for military trials.
FireStorm™
FireStorm™ is a lightweight multi-barrel 40mm remotely operated weapons system, which the Group is currently developing to fulfil multiple roles in urban conflict, peacekeeping, convoy and asset protection and civil crowd control environments. By taking full advantage of the Group’s developments in both lethal and less-lethal munitions, it provides a greater instantaneous flexibility for military forces, law enforcement and security personnel.
FireStorm™ can be deployed on ground robots, placed on vantage points for fixed asset and perimeter protection, mounted on lightweight vehicles and used in both lethal and less lethal operations. Its guns have no moving parts in the firing sequence, eliminating the potential for mechanical reload jamming. The barrels can be hermetically sealed, yet still be available for immediate remote firing as needed. These, together with the ability to select the ammunition type remotely at the time of firing, reduce the likelihood of exposing personnel to potentially lethal enemy fire, giving a competitive advantage to FireStorm™ in this market.
FireStorm™ can deliver up to 16 high explosive grenades instantaneously onto the same target, multiplying the target damage potential of the weapon. While it is currently configured as a 4 barrel 16 shot system, its major components are modular and could be reconfigured for other purposes with, for example, more barrels, greater ammunition loads and even a combination of 40mm and 18mm calibres within the one weapon system.
Specific FireStorm™ development has been in progress for 18 months, building on the foundation of earlier 4 barrel weapons systems development including Redback™. In September 2008 Metal Storm Inc provided FireStorm™ to the US Marines for test firing by their personnel under a contract with the Marine Corps Systems Command. Less-lethal chemical payload rounds and frangible nose blunt impact chemical dispersion rounds were fired during the test.
During 2009 Metal Storm Inc expects to bid for further less lethal programs within the US military using the FireStorm™ weapons system to assist with the development of the system. FireStorm™ development is continuing with further enhancements to the electronic fire control systems and targeting, plus closer integration with robotic platform control systems.
MAUL™
The MAUL™ is an extremely lightweight 12 gauge accessory shotgun designed to fulfil a range of combat and law enforcement roles including door breaching, lethal and non-lethal response, and specialty payload delivery.
12 gauge (18mm) shotguns are in widespread use throughout the military, law enforcement and other government agencies. Shotguns offer greater versatility than conventional assault weapons, and are used to meet a range of special requirements including door breaching, short range operations, and engagements with less lethal ammunition. This versatility is set to extend as new ammunition types become available.
The MAUL™ incorporates unique Metal Storm stacked round technology, eliminating the need for mechanical parts to reload the weapon between each shot. Its profile is slim, consisting primarily of a cartridge/barrel tube plus a trigger and small battery housing. It eliminates the bulky bolt action receiver and extended magazine of legacy systems, and requires no manual action between shots.
The MAUL™ was first conceived under a contract with the US Marines Warfighting Laboratory. A proof gun and 600 munitions were delivered to the US Marines in May 2008. The gun was successfully demonstrated at a public firing at the National Defense Industrial Association show in Dallas Texas in the same month. In May 2008, the Office of Naval Research awarded a US$936,695 contract to Metal Storm Inc. to continue the development of the MAUL™ and demonstrate a fully operational unit on an M4 rifle by May 2009. This demonstration occurred at the Nellis Air Force Base in Nevada, USA on 20 May 2009.
Ammunition
A number of ammunition natures for the Group’s 40mm and 18mm systems have been developed or enhanced during the year.

40mm lethal ammunition
The low velocity 40mm lethal round programme has already completed the work for certification of test practice rounds. Limited qualification testing for high explosive rounds is now underway and is due for completion in Q3 of 2009.
The programme is designed for full integration of the ammunition with the 3GL and FireStorm™ weapon systems.
40mm less lethal ammunition
Three main types of less-lethal 40mm ammunition have been developed and are undergoing testing. Blunt impact sponge rounds were successfully test fired at the beginning of 2008. Frangible nose blunt impact chemical dispersion rounds have also been adapted for Metal Storm launchers. These rounds combine single target blunt impact with an area dispersion of an irritant or marker dye. Finally a chemical payload round was adapted for delivering tear gas or other payloads. The latter two round types were delivered as ammunition with FireStorm™ for the Marine Corps Systems Command Market Research Demonstration, and all have been successfully demonstrated at other test firings through the second half of 2008. They have yet to enter the certification process.
18mm (12 gauge) ammunition
The Group successfully developed and tested munitions technology to launch stacked FRAG 12 door breaching grenades from the MAUL™ in the first half of 2008. Additional 18mm MAUL™ munitions developed during 2008 include solid projectile, lead pellet and sponge rounds. Several other projectile natures are currently being evaluated for adaptation to the MAUL™. These rounds have yet to enter the certification process.

Schedule 2
Summary of proposed amendments to the Existing Terms
Unless otherwise defined in this Explanatory Statement, capitalised terms in Schedule 2 have the meaning given to them in the Existing Terms.

Clause reference	Summary of amendment
1.1 Definition of Maturity Date	The Maturity Date of each Note has been amended from 1 September 2009 to 1 September 2011.

1.1 Definition of Notes	The definition has been amended from “unsecured notes convertible into Shares” to refer to the Secured Notes and the Interest Bearing Notes.

1.1 Definition of Secured Notes	A new definition of Secured Notes has been inserted. Secured Notes are defined as the notes secured by the Charge, created under the Amended Terms and with the rights set out in clause 4(b) of the Amended Terms.

1.1 Definition of Interest Bearing Notes	A new definition of Interest Bearing Notes has been inserted. Interest Bearing Notes are defined as the notes which are unsecured, created under the Amended Terms and with the rights set out in clause 4(a) of the Amended Terms.

2. Background	A new clause 2 “Background” has been inserted to summarise the history of the Notes and their division into Secured Notes and Interest Bearing Notes.

3. General terms of issue	The general terms of issue have been amended to make it clear that the payment of interest is no longer a general term of the Notes. The interest provisions are set out in clause 5.

4. Status	This clause has been amended to set out how each of the Interest Bearing Notes and Secured Notes rank as between themselves, each other and other creditors of the Company. Importantly, the Secured Notes rank ahead of all:

• debts, liabilities or claims with respect to the Interest Bearing Notes; and

• unsecured creditors of the Company.

The Interest Bearing Notes rank equally with other unsecured creditors of the Company.

5. Interest on Interest Bearing	Interest will be payable on the Face Value of

Clause reference	Summary of amendment
Notes	Interest Bearing Notes only. The Face Value, Interest Rate and Payment Date remain unchanged.

7(a). Conversion	Due to the division of the Notes into Interest Bearing Notes and Secured Notes, this clause has been amended so that Note Holders who hold more than 5% of the Notes on issue (whether Secured Notes or Interest Bearing Notes or a combination of both) may convert at least 250,000 Notes at any time.

Schedule 3
Key provisions of the Charge and the Security Trust Deed
Charge
•	The Charge by the Company in favour of the Trustee as chargee will be over all assets of the Company. The Charge will secure the obligations of the Company to repay the principal outstanding under the Secured Notes.
•	The Charge is required to be registered with ASIC. Once registered, the Charge will result in the holders of Secured Notes being able to recover the principal owing under Secured Notes as a secured creditor in priority to unsecured creditors.
•	If a Default Event (as defined in the Trust Deed) occurs, or an Event of Default occurs under the Charge, the Trustee can exercise its powers on default under the Charge. Those powers are primarily as follows:
•	to appoint a receiver and manager to control the Company and sell its assets to satisfy the principal owing to the Secured Note Holders; or

•	to directly sell the assets of the Company as chargee to satisfy the principal owing to Secured Note Holders.
Security Trustee
•	Given that there may be a relatively large number of Secured Note Holders and their identity may change as the Secured Notes are traded, the Trustee will hold the benefit of the Charge on behalf of all the Secured Note Holders.
•	The Security Trust Deed primarily provides the mechanisms regulating the following matters:
•	the basis on which the Trustee will exercise its powers as chargee under the Charge for the benefit of Secured Note Holders.

The Trustee is obliged to take action to enforce the Charge if it receives clear instructions to do so (either in writing or by means of a resolution of Secured Note Holders passed at a meeting convened and conducted in accordance with clause 15 of the Trust Deed) by Secured Note Holders holding not less than 50% in nominal value of the Secured Notes as at the date of such instruction;

•	the duties, liabilities and powers of the Trustee; and

•	the distribution of moneys recovered by the Trustee as a result of enforcing the Charge being in general terms a distribution on equal terms to Secured Note Holders after satisfaction of recovery costs and expenses.

Schedule 4
New Option Terms
If the Resolution becomes effective, Options will be issued by Metal Storm Limited (Company) on the basis of 5 options for every 7 Secured Notes held on a date to be advised at no additional consideration (New Options).
(a)	Each New Option entitles the holder to subscribe for one fully paid ordinary share in the capital of the Company (Share) upon exercise of the New Option and payment of the Exercise Price (defined below).

(b)	Each New Option is exercisable at $0.001 (Exercise Price), payable in full on exercise of the New Option.

(c)	The New Options expire at 5:00 pm Australian Eastern Standard Time on the date which is three years from the date of issue of the New Options (Expiry Date).

(d)	The Company must give the holder of each New Option a certificate or holding statement stating:
(i)	the number of New Options issued to each holder;

(ii)	the Exercise Price of the New Options; and

(iii)	the date of issue of the New Options.
(e)	Holders may exercise New Options at any time up to the Expiry Date. Any New Option not exercised, automatically expires on the Expiry Date.

(f)	New Options may only be exercised by the delivery to the registered office of the Company or the share registry of a notice in writing stating the intention of the holder to:
(i)	exercise all or a specified number of New Options; and

(ii)	pay the Exercise Price in full for the exercise of each such New Option.
(g)	The Exercise Notice must be accompanied by the certificate or holding statement for the New Options being exercised and a cheque made payable to the Company for the Exercise Price for the New Options being exercised.

(h)	The New Options will be deemed to have been exercised on the date the Exercise Notice is received by the Company or the share registry.

(i)	The Company will allot the Shares to which a holder is entitled following exercise of New Options and deliver a holding statement with respect to such Shares within the timeframe required by the Listing Rules.

(j)	The exercise of only some New Options will not affect the rights of the holder to the balance of the New Options held by them.

(k)	If the holder of the New Options exercises less than the total number of New Options registered in the holder’s name:

(i)	the holder of the New Options must surrender its New Option certificate, if one has been issued by the Company; and

(ii)	the Company must cancel the certificate and issue the holder of the New Options a new certificate or holding statement stating the remaining number of New Options held by the holder and stating the information set out in item (f) above.
(l)	New Options will not confer an entitlement to receive dividends declared and paid by the Company, nor an entitlement to vote at general meetings of the Company unless the holder of the New Options has exercised its New Options before the record date for determining these entitlements and participates as a result of holding Shares.

(m)	All Shares issued on exercise of a New Option will:
(i)	rank equally in all respects (including, without limitation, rights relating to dividends) with other issued Shares;

(ii)	be issued credited as fully paid;

(iii)	be duly authorised and issued by all necessary corporate action; and

(iv)	be allotted and issued free from all liens, charges and encumbrances whether known about or not including statutory and other pre-emption rights and any transfer restrictions.
(n)	The Company will apply to ASX Limited for official quotation of the Shares issued upon exercise of New Options within the time period required by the ASX Listing Rules.
(o)	The New Options may be transferred at any time in accordance with the Corporations Act 2001 (Cth) and the Listing Rules.
(p)	A holder of New Options does not have the right to participate in bonus issues or new issues of securities offered to shareholders until Shares are allotted to the holder pursuant to the exercise of the relevant New Options.
(q)	In the event of a reorganisation (including, without limitation, consolidation, sub-division, reduction or return) of the capital of the Company, the rights of the holders of New Options (including, without limitation, the number of New Options to which the New Option holder is entitled to and the exercise price) will be changed (as appropriate) in accordance with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation.
(r)	If the Company makes a pro rata issue (other than a bonus issue) to existing Shareholders and no Share has been issued in respect of the New Options before the record date for determining entitlements to the issue, the Exercise Price of each New Option will be reduced in the manner permitted by the Listing Rules applying at the time of the pro rata issue.
(s)	If the Company makes a bonus issue to existing shareholders and no Share has been issued in respect of a New Option before the record date for determining entitlements to the issue, then the number of Shares over which that New Option is exercisable will be increased in the manner permitted by the Listing Rules applying at the time of the bonus issue.
(t)	The Company is entitled to treat the registered holder of a New Option as the absolute holder of that New Option and is not bound to recognise any equitable or other claim to, or interest in, that New Option on the part of any person other than the registered holder, except as ordered by a court of competent jurisdiction or as required by statute.
(u)	If the Company is obliged to make a payment in respect of withholding tax in relation to the New Options, the Company must:
(i)	promptly pay any amount deducted to the appropriate governmental taxation authority;

(ii)	if requested by the Secured Note Holder, within 30 days after that request, give to that Secured Note Holder a copy of the relevant documentation evidencing the payment; and

(iii)	issue the Secured Note Holder the net number of New Options after making the payment.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: June 17, 2009	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary